Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143

INCO LAUNCHES FRIENDLY TAKE-OVER
OFFER TO ACQUIRE FALCONBRIDGE
Offer of cash and Inco common shares for approximately Cdn. $34 per
Falconbridge common share
Would establish leading Canadian-based nickel/copper “powerhouse” with aggressive plans for low-cost, profitable, long-term growth
Major synergies would be realized from combination
Toronto, October 11, 2005 – Inco Limited (“Inco”)(TSX, NYSE:N) and Falconbridge Limited (“Falconbridge”)(TSX:FAL.LV; NYSE:FAL) announced today that their respective Boards of Directors have approved the acquisition of all the outstanding common shares of Falconbridge by Inco by way of a friendly take-over bid. The combined organization, which will be known as Inco Limited, will be one of the world’s premier mining and metals companies in both nickel and copper, with one of the mining industry’s most attractive portfolios of low-cost, profitable growth projects.
The two companies have entered into a support agreement covering this offer. Inco will offer Cdn. $34.00 in cash or 0.6713 of an Inco Common Share plus Cdn. $0.05 in cash for each Falconbridge common share. Falconbridge’s common shareholders will have the right to elect to receive all cash or all Inco Common Shares (plus Cdn. $0.05 per Falconbridge Common Share), subject to pro ration based upon the maximum amount of cash and Inco Common Shares offered. Under the terms of this offer, the maximum amount of cash to be paid by Inco will be approximately Cdn. $2.87 billion, and the maximum number of Inco Common Shares to be issued will be approximately 201 million, taking into account the conversion of Falconbridge’s outstanding convertible debt securities and outstanding share options. Assuming full pro ration of these maximum amounts, this would mean Cdn. $7.50 in cash and 0.524 of an Inco Common Share for each Falconbridge Common Share subject to the offer. Inco currently plans to redeem Falconbridge’s junior preferred shares in conjunction with the acquisition of Falconbridge, with Falconbridge’s other preferred shares remaining outstanding after the completion of the acquisition.
“We’re bringing together two great companies, with excellent assets, to create a great Canadian player in the global markets,” said Scott M. Hand, Chairman and CEO of Inco Limited, who will continue to serve in that role following the acquisition. “This combination will create a mining and metals powerhouse, with outstanding growth prospects and a truly unique opportunity to create significant value for shareholders going forward.”
Mr. Hand added, “Given the excellent growth prospects for both nickel and copper, driven in large part by continuing strong demand from China, the combined company will be positioned to generate very strong cash flow and earnings both in the near and long term, and will have the size and financial strength to take advantage of new growth opportunities as they emerge.”
The combined company expects to immediately achieve significant synergies and cost savings and currently estimates that these will total U.S.$350 million per year by the end of 2007. These synergies and cost savings will come from realizing efficiencies in overlapping operations, better use of mining and processing facilities in Canada, improving procurement practices, building a common information technology base, incorporating best practices, and capital expenditure savings.
“We believe that this combination will be unique in the mining industry in terms of securing synergies of this magnitude and breadth, and will represent an extraordinary opportunity to add shareholder value,” said Derek Pannell, Chief Executive Officer of Falconbridge, who will serve as President of the combined company following the acquisition. “In addition to the obvious and immediate synergies, there will be opportunities for years to come to generate value by focusing the combined expertise of our world-class employee groups on optimizing our businesses.”
The combination of Inco and Falconbridge will create:
•	The world’s largest nickel producer, with pro forma combined estimated 2005 nickel output of 735 million pounds, forecast to climb to some one billion pounds in 2009;

•	A significant global copper producer, with pro forma combined forecast 2005 production of 1.33 billion pounds, expected to increase to approximately 2.4 billion pounds in 2009;

•	A leading position in combined estimated proven and probable nickel mineral reserves from both sulphide and nickel laterite deposits and a leading portfolio of existing and greenfield nickel properties;

•	Significant opportunities for further growth in copper based on combined estimated pro forma proven and probable copper mineral reserves;

•	A globally diverse company with extensive operations in North and South America, Asia, the South Pacific and Europe;

•	A financially robust company with pro forma combined revenues of U.S. $6.4 billion for the six months ended June 30, 2005 and pro forma combined cash flow from operations of U.S. $1.25 billion for the same period;

•	A “best-in-class” management team and global workforce.
“The combined company will have some of the best mines and project pipelines in nickel and copper, two metals with what we see as the strongest economic fundamentals in the next few years,” said Mr. Pannell. “The expected strong cash generation of our combined operations positions the company to pursue its growth strategy on a scale that neither company could have contemplated individually.”

The new Inco will have a strong balance sheet, enhanced financial resources and flexibility to achieve its growth plan and pursue additional opportunities to enhance shareholder value. Shareholders in the combined company would also enjoy significant liquidity given the strong position which it will have on the TSX and the NYSE, with a total of approximately 390 million shares to be outstanding on an as issued basis, assuming all Falconbridge common shares are tendered into the offer. “With the size and quality of these assets, we believe that our multiple will reflect the benefits provided by a stronger, diversified metal base, and the expanded market capitalization of the combined company,” said Mr. Hand.
Based on current First Call consensus mean estimates, this transaction would be significantly accretive in the first full year after the acquisition from a cash flow perspective. From an earnings perspective, it would be neutral in the first full year after the acquisition and significantly accretive in year two.
Assuming all Falconbridge common shares are tendered, on completion of the transaction current Inco shareholders would hold approximately 54% and former Falconbridge shareholders would hold approximately 46% of the fully diluted Inco common shares (in addition to the Cdn. $2.87 billion aggregate cash consideration to be received by Falconbridge shareholders as noted above).
The Board of Directors of Falconbridge has determined that the offer is fair from a financial point of view and will recommend that its shareholders accept the offer from Inco. In addition, CIBC World Markets, Falconbridge’s financial advisor, has provided an opinion to the Falconbridge Board of Directors that the offer is fair, from a financial point of view, to the Falconbridge shareholders.
Inco has received sufficient commitments from the Morgan Stanley, Goldman, Sachs & Co., Royal Bank of Canada and Bank of Nova Scotia organizations to finance the cash portion of the offer.

“This combination brings together two management teams with broad international experience, from exploration, R&D, operations, project management and marketing,” said Mr. Pannell. “Our combined bench strength will help the new company prosper on the global scene and we will have the benefit of two highly skilled workforces, offering a huge pool of collective experience in base metal mining and processing.”
In addition to Mr. Hand and Mr. Pannell, following the acquisition other members of the management team will include Aaron Regent, Executive Vice-President, Strategy and Corporate Development; Steve Douglas, Executive Vice-President and Chief Financial Officer; Peter Goudie, Executive Vice-President, Marketing; Stuart Feiner, Executive Vice-President, General Counsel and Secretary; and Ron Aelick, Executive Vice-President, Integration. Logan Kruger will be responsible for nickel operations and Peter Kukielski will be responsible for copper and other metals operations.
Four members of the Falconbridge Board of Directors will join the Inco Board of Directors following the acquisition.
“The new Inco will remain committed to the common values of the two companies – safety, respect for the environment, respect and support of the communities where they operate and respect for our employees worldwide,” Mr. Hand said. “We both take great pride that we have been a positive force in the communities in which we operate and a good neighbour around the world and that culture will continue.”
The Board of Directors of the new company will review the dividend policy and level for the new company and the Board intends to continue a sustainable dividend consistent with the company’s capital and growth requirements.
Upon completion of the acquisition, Inco will remain headquartered in Toronto, Canada.
As part of our efforts to obtain all of the regulatory clearances required to complete this transaction in an expeditious manner, Inco has been evaluating what, if any, actions might be required to obtain all such clearances on a timely basis. To expedite the regulatory process, Inco is prepared, if required, to divest Falconbridge’s Nikkelverk refinery in Norway and certain related marketing organizations, as a post-transaction event. This divestiture, if required, could happen through a sale or an IPO or distribution to the new Inco shareholders of securities in a separate company formed to own and independently operate these assets. If required, Inco would provide the refinery with intermediate product to meet its forecast needs, consistent with what Falconbridge would have done.
Mailing to Falconbridge shareholders of the terms of the Offer by take-over bid circular, the Falconbridge Board of Directors’ Circular, and related documents in connection with the Offer, is expected to occur in the next two weeks, with the Offer being open for acceptance until 12:00 midnight (Toronto time) 60 days following the date of the mailing, unless withdrawn or extended. The Offer will be subject to certain conditions of completion, including receipt of all necessary regulatory clearances and acceptance of the Offer by Falconbridge shareholders owning not less than 66 2/3% of the Falconbridge common shares on a fully diluted basis. Once the 66 2/3% acceptance level is met, Inco intends, but is not required, to take steps to acquire all outstanding Falconbridge common shares. The support agreement also provides for the payment of a fee of up to U.S. $320 million to Inco by Falconbridge in the event that the acquisition is not completed for certain reasons.
Morgan Stanley, RBC Capital Markets and Goldman, Sachs & Co. are acting as financial advisors to Inco and CIBC World Markets is acting as financial advisor to Falconbridge.

Conference Call and Webcast
Interested investors can listen to our presentation to the investment community on Inco’s planned acquisition of Falconbridge Limited, on a live, listen-only basis, or access the archival webcast or the recording of the presentation through the Internet or by calling the toll-free telephone number in North America as indicated below.
The presentation is scheduled for today, October 11, 2005, beginning at 9:00 a.m. (Toronto time), and can be accessed by visiting the website of a third-party webcasting service we will be using, CNW Group Ltd., at www.newswire.ca/webcast, at least five minutes before the start of the presentation. Copies of any slides or other statistical information to be used for the conference call can be accessed and will be available for online viewing by persons with a computer system and Internet connection meeting certain minimum requirements through www.newswire.ca/webcast by clicking on the event title or through Inco’s website, www.inco.com, by clicking on the icon entitled “Inco offers to acquire Falconbridge” on the homepage.
The archival webcast of the presentation can be accessed via the Internet through www.newswire.ca/webcast. A recording of the presentation can be listened to until 11:59 p.m. (Toronto time) on October 25, 2005 by dialing 1-800-558-5253 in North America and by entering the reservation number 21264826. This recording is also available outside North America by dialing 416-626-4100 and by entering the same reservation number.
Media Conference
A media conference with Scott Hand and Derek Pannell will be held today (October 11) at the Design Exchange, 234 Bay Street, Toronto at 11:00 a.m.(est). Authorized media representatives who are unable to attend the conference in person may participate by dialing 877-271-4707 within North America and 706-758-2080 outside North America.

A live webcast of the media conference will be available on a website dedicated to the transaction, www.inco.com/newinco, which may also be accessed via links on both companies’ websites, www.inco.com, and www.falconbridge.com. An archived version of this webcast will also be posted on the dedicated website.
Forward-Looking Statements
This press release contains forward-looking information about Inco and the combined company after completion of the transactions described herein that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services and projects; statements regarding business and financial prospects; financial multiples and accretion estimates; statements regarding anticipated financial or operating performance and cash flows; statements regarding expected synergies and cost savings, including the timing, from the proposed combination of the two companies; statements concerning possible divestitures; and statements regarding strategies, objectives, goals and targets. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and are generally beyond the control of Inco, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed and identified in public filings with the U.S. Securities and Exchange Commission (“SEC”) made by Inco and include, but are not limited to: the possibility that approvals or clearances required to be obtained by Inco and Falconbridge from regulatory and other agencies and bodies will not be obtained in a timely manner; the possibility that divestitures required by regulatory agencies may not be acceptable or may not be completed in a timely manner; the possibility that the anticipated benefits and synergies and cost savings from the acquisition or related divestitures cannot be fully realized; the possibility that the costs or difficulties related to the integration of Falconbridge’s operations with Inco will be greater than expected; the level of cash payments to shareholders of Falconbridge who exercise their statutory dissenters’ rights in connection with the expected eventual combination of the two companies ; the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies; business and economic conditions in the principal markets for the companies’ products, the supply, demand, and prices for metals to be produced, purchased intermediates and substitutes and competing products for the primary metals and other products produced by the companies, production and other anticipated and unanticipated costs and expenses and other risk factors relating to the metals and mining industry as detailed from time to time in Falconbridge’s and Inco’s reports filed with the SEC. The forward-looking statements included in this press release represent Inco’s views as of the date hereof. While Inco anticipates that subsequent events and developments may cause Inco’s views to change, Inco specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Inco’s views as of any date subsequent to the date hereof. Readers are also urged to carefully review and consider the various disclosures in Inco’s various SEC filings, including, but not limited to, Inco’s Annual Report on Form 10-K for the year ended December 31, 2004, and Inco’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2005 and June 30, 2005.
Important Legal Information
This release may be deemed to be solicitation material in respect of Inco’s proposed combination with Falconbridge. Inco will prepare and file, if required, a registration statement on Form F-8, containing a share exchange take-over bid circular to be delivered to the shareholders of Falconbridge, and other documents with the SEC. Falconbridge, if required, will file other documents regarding the proposed merger with the SEC.

INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to receive the registration statement and Inco’s other SEC filings free of charge at the SEC’s web site, www.sec.gov or from Inco’s media or investor relations departments.

October 11, 2005
IN 05/25
For further information:

Inco:
Media relations:	Steve Mitchell	(416) 361-7950
Investor Relations:	Sandra Scott	(416) 361-7758
or www.inco.com

Falconbridge:
Media relations:	Ian Hamilton,	416-982-7161
Media relations (French):	Dominique Dionne	514-745-9370
Investor relations:	Denis Couture	416-982-7020